EXECUTIVE BOARD

P. Flynn

Chief Financial Officer

Mr. Joel Parker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject	Date

ING Groep N.V. Form 6-K for June 30, 2011, Filed on August 5, 2011 (File No. 001-14642)	November 4, 2011

Dear Mr. Parker,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the October 20, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Patrick Flynn, relating to the Form 6-K for June 30, 2011 filed on August 5, 2011 (the “Form 6-K”), which also makes reference to certain comments made by Mr. Jim Rosenberg in the Staff’s letter dated September 6, 2011.

We appreciate the Staff’s careful review of our Form 6-K. We have attempted to carefully and thoroughly consider the Staff’s comments. For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

Please do not hesitate to call me at (011) 31 20 5415424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 73045890 with any questions or comments concerning this response.

Very truly yours,

/s/ Patrick Flynn

cc:	Vanessa Robertson

Lisa Vanjoske

(Securities and Exchange Commission)

William D. Torchiana

Joram M. Lietaert Peerbolte

(Sullivan & Cromwell LLP)

Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands
P.O.Box 810, 1000 AV Amsterdam
T +31 20 5415424 F +31 20 5418570	ING Groep N.V., registered office Amsterdam
E patrick.flynn@ing.com	Trade Register no. 33231073 Amsterdam

BANKING	INVESTMENTS	LIFE INSURANCE	RETIREMENT SERVICES

Notes to the condensed consolidated interim accounts

3 Investments

Exposure to debt securities

Greece, Ireland and Portugal, page 25

1.	Please confirm that for the period ending June 30, 2011 that you determined the amount of the impairment loss to recognize in profit and loss for your investment in Greek Government Bonds maturing in 2020 and earlier, which you concluded was impaired as of June 30, 2011, as the cumulative decline in the fair value of those financial assets that had been recognized in other comprehensive income through June 30, 2011.

R :	We confirm that we have determined the amount of the impairment loss in the profit and loss for our investment in Greek Government Bonds maturing in 2020 and earlier as the cumulative decline in the fair value of those financial assets which had been recognized in other comprehensive income through June 30, 2011.

This is consistent with the requirement in paragraph 67 of IAS 39:

“When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.”

2.	Please tell us both the carrying value and the related cumulative amount recognized in other comprehensive income as of June 30, 2011 for both your investments in (A) Greek Government Bonds maturing after 2020 and (B) Greek Government Bonds maturing in 2020 and earlier.

R :	The carrying value and the related cumulative amount recognized in other comprehensive income (“OCI”) as of June 30, 2011 for the investments in (A) Greek Government Bonds maturing after 2020 and (B) Greek Government Bonds maturing in 2020 and earlier are as follows:

June 30, 2011 Amounts in EUR millions	Carrying value	Cumulative amount recognized in OCI Pre-tax
(A) Maturing after 2020	188	246
(B) Maturing in 2020 and earlier	541	—

Total	729	246

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We note that, because all Greek Government Bonds are classified as available-for-sale, the above Carrying value equals fair value at June 30, 2011. For Greek Government Bonds maturing in 2020 and earlier, no amount is recognized in OCI due to the impairment of EUR 310 million (pre-tax) recognised in 2Q 2011. As confirmed in our response to Question 1, the impairment loss recognized in profit and loss for these bonds equalled the cumulative amount that had been recognized in OCI through June 30, 2011. The above amount of EUR 246 million related to Greek Government Bonds maturing after 2020 is a pre-tax amount. The net amount after tax is recognized in total equity as of June 30, 2011.

3.	The analysis supporting your conclusion that no impairment existed as of June 30, 2011 for your investments in Greek Government Bonds maturing after 2020 appears to rely significantly on your understanding of the financial support of Greece provided by the Euro-zone countries in the European Union and the IMF. Please address the following:

a)	Please provide a more complete articulation of your understanding, including a chronological listing of the key data points (and the sources of those data points) you used to conclude that the support of Greece by the Euro-zone countries in the European Union and the IMF in combination with and subject to the Private Sector Initiative was a complete package and that Greece’s significant financial difficulty would not impact your estimate of the future cash flows you would receive from your investments in Greek Government Bonds maturing after 2020.

R :	In previous reporting periods, the Company had carefully assessed the situation of its investments in Greek Government Bonds in order to determine whether there was objective evidence of impairment, as required under paragraph 59 of IAS 39:

“A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.”

The Company concluded that there was no objective evidence of impairment, as Greece had not missed any principal and/or coupon payments and there was no objective evidence of bankruptcy, restructuring and/or other concessions. Although Greece on its own was clearly in financial difficulty, it was continuously supported by the Euro-zone countries in the EU and by the IMF (“EU/IMF”). This continuous support by the EU/IMF, in exchange for internal and austerity measures related to the Greek economy, enabled the Greek government to meet its financial obligations and it was the Company’s expectation that Greece would, based on the EU/IMF support, continue to be able to do so.

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On July 21, 2011 it was announced that there was an agreement on further support of Greece by the EU/IMF in combination with and subject to a Private Sector Initiative. Under this Private Sector Initiative (the “Initiative”), financial institutions may voluntarily restructure or exchange their Greek Government Bonds maturing up to 2020. The voluntary restructuring, and the Company’s commitment to participate in that restructuring, indicated that it was no longer likely that the Company would receive all cash flows on its Greek Government Bonds that are in scope of the Initiative (i.e. Greek Government Bonds maturing in 2020 and earlier).

A key element of the July 21 agreement was that the EU and the IMF agreed to continue supporting Greece in meeting its obligations. Therefore, whereas the July 21 agreement trigged impairment on the bonds in scope of the Initiative (as an adjusting subsequent event for the June 30, 2011 reporting), it was the Company’s expectation that the EU/IMF would continue supporting Greece and, therefore, the Company’s expectation that it would receive all cash flows due other than those in scope of the Initiative.

The continued EU/IMF support is clearly evidenced by the public statements regarding the July 21 agreement. We specifically note the “Statement by the Heads of State or Government of the Euro Area and EU Institutions” of July 21, 2011:

“We reaffirm our commitment to the euro and to do whatever is needed to ensure the financial stability of the euro area as a whole and its Member States. <…> We agree to support a new programme for Greece and, together with the IMF and the voluntary contribution of the private sector, to fully cover the financing gap. The total official financing will amount to an estimated 109 billion euro. This programme will be designed, notably through lower interest rates and extended maturities, to decisively improve the debt sustainability and refinancing profile of Greece. <…> We have decided to lengthen the maturity of future EFSF loans to Greece to the maximum extent possible from the current 7.5 years to a minimum of 15 years and up to 30 years with a grace period of 10 years. In this context, we will ensure adequate post programme monitoring. We will provide EFSF loans at lending rates equivalent to those of the Balance of Payments facility (currently approx. 3.5%), close to, without going below, the EFSF funding cost. We also decided to extend substantially the maturities of the existing Greek facility. This will be accompanied by a mechanism which ensures appropriate incentives to implement the programme. <…> We call for a comprehensive strategy for growth and investment in Greece. We welcome the Commission’s decision to create a Task Force which will work with the Greek authorities to target the structural funds on competitiveness and growth, job creation and training. We will mobilise EU funds and institutions such as the EIB towards this goal and relaunch the Greek economy. Member States and the Commission will immediately mobilize all resources necessary in order to provide exceptional technical assistance to help Greece implement its reforms. The Commission will report on progress in this respect in October.”

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In the discussions on the July 21 Initiative, the banking industry was represented by the Institute of International Finance (“IIF”). A Press Release of the Board of Directors of the IIF of July 21, 2011 includes the following:

“Dr. Josef Ackermann, Chairman of the Board of the Institute, stated, “We believe that taken together with the intention of the EU to improve the terms of its financial assistance to Greece, the recently strengthened economic reform program of the Greek government and the additional support of the IMF, this offer can contribute substantially to improving the competitiveness of the Greek economy.” Mr. Charles Dallara, Managing Director of the IIF added, “With this offer, the global investor community is stepping forward in recognition of the unique challenges facing Greece. The removal of financing uncertainties will allow Greece to focus on the key elements of the reform program itself -further fiscal adjustment, revenue enhancement, privatization, and other structural reforms- which can lay the basis for renewed growth.”

b)	If in reaching your conclusion that investments in Greek Government Bonds maturing after 2020 were not impaired at June 30, 2011 you relied on actions of the Euro-zone countries in the European Union and the IMF that occurred after June 30, 2011, please identify those actions and analyze, with citation to the accounting guidance, why it was appropriate to consider them in your conclusion.

R :	The Company reviewed the actions of the Euro-zone countries in the European Union and the IMF (“EU/IMF”) that occurred after June 30, 2011 for objective evidence of impairment under IFRS, rather than for evidence of non-impairment. As explained in our response to Question 2, the Company had evaluated all available information up to June 30, 2011 and concluded that there was no objective evidence of impairment under IFRS. Subsequently, the Company evaluated all information that became available after June 30, 2011 but before the date on which the Form 6-K for June 30, 2011 was authorised (i.e. August 10, 2011), including the actions of the EU/IMF, in order to evaluate whether such events constituted objective evidence of impairment.

Paragraph 58 of IAS 39 states the following:

“An entity shall assess at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets measured at amortised cost is impaired. If any such evidence exists, the entity shall apply paragraph 63 to determine the amount of any impairment loss.”

Further guidance on “objective evidence” is provided in paragraph 59 of IAS 39:

“A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. <…>”

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Paragraph 3 and 8 of IAS 10 states the following:

“Events after the reporting period are those events, favourable and unfavourable, that occur between the end of the reporting period and the date when the financial statements are authorised for issue. Two types of events can be identified:

(a) those that provide evidence of conditions that existed at the end of the reporting period (adjusting events after the reporting period); and

(b) those that are indicative of conditions that arose after the reporting period (non-adjusting events after the reporting period)”.

“An entity shall adjust the amounts recognised in its financial statements to reflect adjusting events after the reporting period.”

Based on all information available at the date the Form 6-K for June 30, 2011 was authorised (i.e. August 10, 2011), the Company concluded that there was no objective evidence of impairment for its Greek Government Bonds maturing after 2020. This was based on the following three key considerations:

•

Bonds maturing after 2020 are not in scope of the 21 July Initiative; as a result, there was no objective evidence that these would be restructured/exchanged or otherwise modified, either voluntarily or mandatorily.

•

The extended EU/IMF support program, in combination with the Initiative, provided further objective evidence of continuing financial support to Greece by the EU/IMF and, therefore, of Greece’s ability to continue to meet its financial obligations.

•	The July 21 agreement was an adjusting subsequent event, providing further evidence of the conditions that existed at June 30, 2011 and, therefore, must be considered.

Therefore, as of the date the Company’s June 30, 2011 results were authorised (i.e. August 10, 2011), there was no objective evidence of impairment for the Greek Government bonds outside the scope of the Initiative.

c)	Tell us how you evaluated the sufficiency of commitments made by the Eurozone countries in the European Union and the IMF through July 21, 2011 and Greece’s ability to achieve the internal and austerity measures related to the Greek economy cited in your last response in reaching your conclusion that the definition of impairment in IAS 39, paragraph 59 was not met.

R :	We refer to our response on Question 3 b) above; the information referred to in our response to Question 3b) is equally relevant in this respect. In addition, the Company’s impairment conclusion was based on the commitment by the EU/IMF to the July 21 agreement including its commitment to provide funding to Greece to the extent necessary to meet its financial obligations, rather than on an assessment of the sufficiency of the commitments made by the EU/IMF and Greece’s ability to achieve the internal and austerity measures related to the Greek economy. Through the date on which the Form 6-K for June 30, 2011 was authorised (i.e. August 10, 2011), there was no evidence of an intent of the EU/IMF to discontinue its support, and, therefore, there was no objective evidence of impairment under IFRS.

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We note that the situation in Greece, the internal and austerity measures related to the Greek economy and the EU support, are carefully monitored by the IMF.

On July 4, 2011, the IMF issued its “Fourth Review Under the Stand-By Arrangement and Request for Modification and Waiver of Applicability of Performance Criteria”. This report includes, amongst others, the following statement on page 30:

“Financing assurances are in place for the review. Euro-area member states have agreed to ensure that required program financing is in place, after accounting for PSI, as announced by the Eurogroup on July 2. The amount of official support will depend on the success of the PSI initiative (a purely voluntary rollover scheme may yield very little). Euro area member states have also noted that they are prepared on the basis of Greece’s policy commitments and a revised financing strategy involving PSI to launch a new medium-term program to support Greece’s adjustment efforts. This should secure medium-term balance of payments viability.” The allocation of financing between PSI and official sector commitments will be determined at the time of the next review, once the PSI process is clarified.”

d)	Please describe what types of indicators you look to in evaluating the point at which you would not expect the Euro-zone countries in the European Union and the IMF to support Greece.

R :	As set out above, the Company’s key considerations in concluding that there is no objective evidence for impairment of its Greek Government Bonds maturing after 2020, are the following:

•	Greece has not missed any principal/coupon payment;

•

bonds maturing after 2020 are not in scope of the July 21 Initiative; as a result, there was no objective evidence that these would be restructured/exchanged or otherwise modified, either voluntarily or mandatorily;

•

the extended EU/IMF support program, in combination with the Initiative, provided further objective evidence of continuing financial support to Greece by the EU/IMF and, therefore, of Greece’s ability to continue to meet its financial obligations.

The Company continues to carefully monitor the situation of its Greek Government Bonds. Relevant indicators in reaching a new impairment conclusion on Greek Government Bonds include mainly:

•	Greece missing any principal/coupon payment, or any announcement thereof;

•	any decision and/or communication by the EU and/or Euro-zone countries that would indicate that the financial support to Greece would be limited or discontinued;

•

any decision and/or communication by the EU and/or Euro-zone countries that existing or extended financial support to Greece would be subject to additional contributions by the private sector, beyond what was agreed in the July 21 Initiative.

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4.	Please tell us whether you continue to believe that your investments in Greek Government Bonds with maturities after 2020 are not impaired as of September 30, 2011 and if so, provide your supporting analysis. Please ensure the analysis includes, but is not limited to an update through September 30, 2011 of the information requested in the immediately preceding comment.

R :	During the third quarter of 2011, there were indications that the financial conditions of Greece deteriorated and that the implementation of the Initiative may be delayed. On October 26, an “EU Summit” was held to discuss and agree further measures to support Greece. The outcome of this Summit was that the EU would continue its financial support of Greece, but also that banks would be requested to extend the voluntary restructuring of their Greek Government Bonds. This was announced by the EU as follows:

“The Private Sector Involvement (PSI) has a vital role in establishing the sustainability of the Greek debt. Therefore we welcome the current discussion between Greece and its private investors to find a solution for a deeper PSI. Together with an ambitious reform programme for the Greek economy, the PSI should secure the decline of the Greek debt to GDP ratio with an objective of reaching 120% by 2020. To this end we invite Greece, private investors and all parties concerned to develop a voluntary bond exchange with a nominal discount of 50% on notional Greek debt held by private investors. The Euro zone Member States would contribute to the PSI package up to 30 bn euro. On that basis, the official sector stands ready to provide additional programme financing of up to 100 bn euro until 2014, including the required recapitalisation of Greek banks. The new programme should be agreed by the end of 2011 and the exchange of bonds should be implemented at the beginning of 2012.”

Therefore, the 21% haircut on Greek Government bonds maturing before 2020 (as agreed in July Initiative) is expected to be replaced by a 50% haircut on all Greek Government bonds. The Company believes that these events provide objective evidence of impairment for its Greek Government Bonds maturing after 2020.

Although the EU summit was in October (i.e. after September 30), its outcome is an adjusting subsequent event that, in accordance with IAS 10, must be reflected in the 3Q reporting.

As a result, in its quarterly reporting for the period ended September 30, 2011, which was disclosed on November 3, 2011, the Company reflected impairment of all its Greek Government Bonds, irrespective of their maturity. The cumulative impairment recognised in the profit and loss account equals the difference between amortised cost and market value on these bonds as at September 30, 2011, while the impairment loss attributed to the third quarter 2011 equalled the amount that had been recognized in OCI through September 30, 2011. The impairment loss recognised in the third quarter comprises impairments on bonds maturing in or before 2020, due to a further decrease in prices since June 30, 2011 and impairments on bonds maturing after 2020 as explained above.

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